Exhibit 107

Calculation of Filing Fee Tables

Form S-3
(Form Type)

FuelCell Energy, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities and Carry Forward Securities

	Security type	Security class title(1)	Fee calculation or carry forward rule	Amount registered	Proposed maximum offering price per unit	Maximum aggregate offering price(2)	Fee rate	Amount of registration fee
Fees to Be Paid	Equity	Ordinary Shares	457(o)
Fees to Be Paid	Other	Warrants	457(o)
Fees to Be Paid	Other	Units	457(o)
Fees to Be Paid	Unallocated (Universal) Shelf		457(o)			$100,000,000	0.00015310	$15,310
Fees Previously Paid	-	-	-			-	-	-
	Total Offering Amounts					$100,000,000		$15,310
	Total Fees Previously Paid							-
	Total Fee Offsets							-
	Net Fee Due							$15,310

(1) We are registering hereunder such indeterminate number of each identified class of securities up to a proposed aggregate offering price of $100,000,000, which may be offered by us from time to time in unspecified numbers and at indeterminate prices, and as may be issued upon conversion, exercise, redemption, repurchase or exchange of any securities registered hereunder, including any applicable anti-dilution provisions. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the securities being registered hereunder include such indeterminate number of shares of common stock and preferred stock as may be issuable with respect to the securities being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2) The proposed maximum aggregate offering price per class of security will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder and is not specified as to each class of security pursuant to Instruction 2.A.iii.b. of the Instructions to the Calculation of Filing Fee Tables and Related Disclosure under Item 16(b) of Form S-3 under the Securities Act.